SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2007
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP,
ENGLAND
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐     No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC

(Registrant)
Dated: March 2, 2007	By:	/s/ Nancy C. Gardner

1 February 2007. Reuters Group PLC (the “Company”) – Voting Rights and Capital
Update as required for January 2007
In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 31 January 2007, the Company’s capital consists of 1,419,488,846 ordinary shares with voting rights. The Company holds 138,360,000 ordinary shares in Treasury.
Therefore, the total number of voting rights in the Company is 1,281,128,846.
The above figure (1,281,128,846) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

2 February 2007. Notification of major interests in shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Reuters Group plc
2. Reason for the notification (please place an X inside the appropriate bracket/s):
An acquisition or disposal of voting rights: ( X )
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )
An event changing the breakdown of voting rights: ( )
Other (please specify) : ( )
.......................
3. Full name of person(s) subject to the notification obligation (iii):
Jeffrey W. Ubben
ValueAct Capital Management, LLC
ValueAct Capital Management, L.P.
4. Full name of shareholder(s) (if different from 3.) (iv):
ValueAct Capital Master Fund, L.P.
ValueAct Capital Master Fund III, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
30/01/2007
6. Date on which issuer notified:
01/02/2007

7. Threshold(s) that is/are crossed or reached:
5%
8. Notified details:
.......................

Class/type of shares if possible using the	Situation previous to the Triggering
ISIN CODE	transaction(vi)

	Number of	Number of voting
	shares	Rights(viii)
Ordinary Shares	63,801,212	63,801,212
Resulting situation after the triggering transaction (vii)

Class/type of shares if possible
using the ISIN CODE	Number of	Number of voting rights		% of voting rights
	shares	(ix)
	Direct	Direct (x)	Indirect (xi)	Direct Indirect
			63,301,212	5.1%
B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Number of voting rights
Type of	Expiration	Exercise/Conversion	that may be acquired if	% of
financial	Date (xiii)	Period/ Date (xiv)	the instrument is	voting
instrument			exercised/converted.	rights

Total (A+B)

Number of voting rights	% of voting rights
65,301,212	5.1%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (59,413,763 ordinary shares) and ValueAct Capital Master Fund III, L.P. (5,887,449 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P.. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.
Proxy Voting:
.......................
10. Name of the proxy holder:
.......................
11. Number of voting rights proxy holder will cease to hold:
.......................

12. Date on which proxy holder will cease to hold voting rights:
.......................
13. Additional information:
.......................
14. Contact name:
Briana J. Curran
15. Contact telephone number:
+001 415-362-3700
Annex to Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation Full name (including legal form for legal entities): Jeffrey W. Uben ValueAct Capital Management, LLC ValueAct Capital Management, L.P.
Contact address (registered office for legal entities):
435 Pacific Avenue, 4th Floor
San Francisco, CA 94133
USA
Phone number:
+001 415-362-3700
Other useful information (at least legal representative for legal persons):
Allison Bennington, General Counsel
+001 415-362-3700
B: Identity of the notifier, if applicable (xvii)
Full name:
Jeffrey W. Ubben
Contact address:
435 Pacific Avenue, 4th Floor
San Francisco, CA 94133, USA
Phone number:
+001 415-362-3700

5 February 2007. Reuters appoints new group strategy director
LONDON – Reuters (LSE: RTR; NASDAQ: RTRSY) has appointed David Craig, a partner at McKinsey & Company, to be Group Strategy Director reporting directly to Chief Executive, Tom Glocer.
David, who has worked extensively as an advisor on technology and strategy issues in Reuters marketplace, will focus on implementing Reuters short term strategy supporting the Core Plus programme. In addition he will work with Tom Glocer on developing Reuters longer term strategy beyond Core Plus. David will build on the work of Susan Taylor-Martin who left the strategy role when she recently became head of Reuters business in the UK and Ireland.
Tom Glocer, Chief Executive Officer, Reuters, said: “As we really begin to hit our stride at Reuters we are now attracting world class talent right across the business to help drive performance. David strengthens our senior management team by bringing in new talents and valuable external perspectives. He brings with him an understanding of our marketplace, and his knowledge of the company will make a valuable contribution from day one.”
David Craig, Reuters Group Strategy Director, said: “Reuters is a company with its eye firmly on the future and that alone is going to make this new role a fascinating one. It’s also about making sure that the company performs against Core Plus so that we have the strongest possible foundation for continued performance and growth.”
End
Contact:
Steve Clarke,
Reuters Media Relations
Tel: +44 207 542 6865
Mobile: +44 7990 56 6865
Email: steve.clarke@reuters.com
Editor’s note: David Craig is a partner at McKinsey’s London office and joined in 1999. He has advised financial institutions, software and IT service providers and companies in other sectors on strategy, technology and operations issues. David held a number of senior practice roles at McKinsey’s Business Technology Office including co-leading the IT strategy practice and as a member the outsourcing practice leadership team.
About Reuters:
Reuters is the world’s largest international news and financial information source, reaching over 1 billion people a day. Known for its speed, accuracy and independence, Reuters content powers newsrooms and financial markets around the world. Reuters distributes its text, data, pictures and video to professionals and direct to consumers via online and digital services. Founded in 1851, Reuters Group has 16,800 employees in 89 countries and had annual revenues of £2.4 billion/$4.4 billion in 2005. For more information and the latest news, visit www.reuters.com.

5 February 2007. Block Listing of Shares
Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 400,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth MacLean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

9 February 2007. Block Listing of Shares
Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 410,000 Ordinary shares of 25p each under the Restricted Share Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth MacLean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

12 February 2007. Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 410,000 Ordinary shares of 25p each under the Restricted Share Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Rosemary Martin
General Counsel & Company Secretary
rosemary.martin@reuters.com
Tel no. 020 7542 2218

19 February 2007. Major Share Notification (Fidelity International Ltd)
TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	Reuters Group Plc
2. Reason for the notification
An acquisition or disposal of voting rights	☑
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights – see Section C	☐
3. Full name of person(s) subject to the notification obligation	Fidelity International Limited (FIL)
4. Full name of shareholder(s) (if different from 3.)	Shares Held	UK nominee	Management Co.
	9,130	Trust & Cust Svcs BK Ltd, Tokyo	FIJ
	8,200	State Street Hong Kong	FIA(K)L
	1,275,230	State Street BK and TR CO LNDN	FPM
	15,000	State Str BK and TR CO LNDN (S	FIL
	1,112,500	Northern Trust London	FPM
	52,100	Northern Trust London	FIL
	5,800	Norddeutsche Landersbank	FIL
	17,250	Nomura Trust and Banking	FIJ
	373,700	Midland securities services	FPM
	1,692,300	Mellon Bank	FPM
	34,300	Master Trust Bank of Japan	FIJ
	86,100	JP Morgan Bournemouth	FIL
	1,892,000	JP Morgan Bournemouth	FPM
	23,980,266	JP Morgan Bournemouth	FISL
	20,112,454	JP Morgan Bournemouth	FIL
	2,684,846	JP Morgan Bournemouth	FII
	4,014	Dexia Privatbank	FPM
	7,900	Chase Manhattan BK AG Ffurt (S	FPM
	26,310,424	Brown Bros. Harrimn Ltd Lux	FIL
	1,471,850	BNP Paribas, Paris	FIGEST
	57,496	Bermuda Trust Far East HK	FIM HK
	975,119	Bank of New York Brussels	FPM
Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaires, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), Investment managers for various non-US investment companies and institutional clients.
5. Date of the transaction and date on which the threshold is crossed or reached	12 February 2007
6. Date on which issuer notified	14 February 2007

A: Voting rights attached to shares

Class/type of shares	Situation previous to the
	Triggering transaction		Resulting situation after the triggering transaction
If possible using the	Number of	Number of	Number of	Number of Voting		% of Voting
ISIN CODE	Shares	Voting Rights	Shares	Rights		Rights
			Direct	Direct	Indirect	Direct	Indirect
ISIN GB0002369139	92,682,279	7.22%			82,177,979		6.40%
B. Financial Instruments
Resulting situation after the triggering transaction

Type of Financial Instrument	Expiration Date	Exercise/Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)
Number of Voting Rights	% of Voting Rights
82,177,979	6.40%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Shares Held	UK nominee	Management Co.
9,130	Trust & Cust Svcs BK Ltd, Tokyo	FIJ
8,200	State Street Hong Kong	FIA(K)L
1,275,230	State Street BK and TR CO LNDN	FPM
15,000	State Str BK and TR CO LNDN (S	FIL
1,112,500	Northern Trust London	FPM

52,100	Northern Trust London	FIL
5,800	Norddeutsche Landersbank	FIL
17,250	Nomura Trust and Banking	FIJ
373,700	Midland securities services	FPM
1,692,300	Mellon Bank	FPM
34,300	Master Trust Bank of Japan	FIJ
86,100	JP Morgan Bournemouth	FIL
1,892,000	JP Morgan Bournemouth	FPM
23,980,266	JP Morgan Bournemouth	FISL
20,112,454	JP Morgan Bournemouth	FIL
2,684,846	JP Morgan Bournemouth	FII
4,014	Dexia Privatbank	FPM
7,900	Chase Manhattan BK AG Ffurt (S	FPM
26,310,424	Brown Bros. Harrimn Ltd Lux	FIL
1,471,850	BNP Paribas, Paris	FIGEST
57,496	Bermuda Trust Far East HK	FIM HK
975,119	Bank of New York Brussels	FPM
Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaires, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), Investment managers for various non-US investment companies and institutional clients.

Proxy Voting:
10. Name of the proxy holder:	Fidelity International Limited (FIL)
11. Number of voting rights proxy holder will cease/acquire to hold:	10,504,300
12. Date on which proxy holder will cease/acquire to hold voting rights:	12 February 2007

13. Additional information:	As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR Corp. Please note these holdings are correct as of close of business 22 January 2007.
14. Contact Name	Teresa Garry
15. Contact telephone number:	01737 837092
20 February 2007.      Reuters non-executive director Ed Kozel stands down from board
LONDON – Reuters (LSE: RTR; NASDAQ: RTRSY) announced today that Edward Kozel will not stand for re-election to the Reuters board at the annual general meeting on April 26th .
His decision to stand down comes after seven years as a non-executive director at the company. Latterly he served on the remuneration committee, where his place will be taken after the AGM by another current non-executive director, Sir Deryck Maughan.
Ed Kozel is chief executive of CRIGHT, a director of Yahoo!, Symbol Technology and Red Hat Inc and a former non-executive director of TIBCO Software and Narus Inc. Prior to that he worked for Cisco Systems in a number of roles, most recently as the Chief Technology Officer and Senior Vice President of Business Development.
Niall FitzGerald, Reuters chairman, said: “Ed Kozel has made an outstanding contribution over the last seven years to the life of Reuters and the Reuters board in particular. His long and distinguished experience in the world of technology has been enormously valuable to the company as was his work on the remuneration committee. We are sad to see him go, he will be missed.”
End
Contact:
Steve Clarke,
Reuters Media Relations
Tel: +44 207 542 6865
Mobile: +44 7990 56 6865
Email: steve.clarke@reuters.com
About Reuters:
Reuters is the world’s largest international news and financial information source, reaching over 1 billion people a day. Known for its speed, accuracy and independence, Reuters content powers newsrooms and financial markets around the world. Reuters distributes its text, data, pictures and video to professionals and direct to consumers via online and digital services. Founded in 1851, Reuters Group has 16,800 employees in 89 countries and had annual revenues of £2.4 billion/$4.4 billion in 2005. For more information and the latest news, visit www.reuters.com

20 February 2007.	Notification of major interests in shares
Following are two notifications from ValueAct Capital Master Fund L.P and ValueAct Capital Master Fund III L.P (the “ValueAct entities”). The first of the two notifications disclosing a holding of 83,551,212 ordinary Reuters shares (6.5%) is the total aggregate holding for the ValueAct entities. The second notification disclosing a holding of 74,638,763 ordinary Reuters shares (5.8%) forms part of the 6.5% aggregate holding but under the Disclosure and Transparency Rules two separate notifications are required.”
TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	Reuters Group Plc
2. Reason for the notification
An acquisition or disposal of voting rights	☑
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights – see Section C	☐
3. Full name of person(s) subject to the notification obligation	Jeffrey W. Ubben ValueAct Capital Management, LLC ValueAct Capital Management, L.P.
4. Full name of shareholder(s) (if different from 3.)	ValueAct Capital Master Fund, L.P. ValueAct Capital Master Fund III, L.P.
5. Date of the transaction and date on which the threshold is crossed or reached	12 February 2007
6. Date on which issuer notified	14 February 2007
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:

A: Voting rights attached to shares
Class/type of shares	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction
If possible using the ISIN CODE	Number of Shares	Number of Voting Rights (viii)	Class/type of shares if possible using the ISIN code	Number of Shares (ix)	Number of Voting Rights		% of Voting Rights
				Direct	Direct (x)	Indirect(xi)	Direct	Indirect
Ordinary Shares	66,801,212	66,801,212				83,551,212		6.5%

B. Financial Instruments
Resulting situation after the triggering transaction
Type of Financial Instrument	Expiration Date	Exercise/Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B) Number of Voting Rights	% of Voting Rights
83,551,212	6.5%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (74,638,763 ordinary shares) and ValueAct Capital Master Fund III, L.P. (8,912,449 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P.. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease/acquire to hold:
12. Date on which proxy holder will cease/acquire to hold voting rights:
13. Additional information:
14. Contact Name	Briana J. Curran
15. Contact telephone number:	+001 415-362-3700

Annex to Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities):	Jeffrey W. Ubben ValueAct Capital Management, LLC ValueAct Capital Management, L.P.
Contact address (registered office for legal entities):	435 Pacific Avenue, 4th Floor San Francisco, CA 94133 USA
Phone number:	+001 415-362-3700
Other useful information (at least legal representative for legal persons):	Allison Bennington, General Counsel +001 415-362-3700
B: Identity of the notifier, if applicable (xvii)

Full name:	Jeffrey W. Ubben
435 Pacific Avenue, 4th Floor

Contact address:

San Francisco, CA 94133, USA
Phone number:	+001 415-362-3700
TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	Reuters Group Plc
2. Reason for the notification
An acquisition or disposal of voting rights	☑
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights – see Section C	☐
3. Full name of person(s) subject to the notification obligation	ValueAct Capital Master Fund, L.P
4. Full name of shareholder(s) (if different from 3.)
5. Date of the transaction and date on which the threshold is crossed or reached	12 February 2007
6. Date on which issuer notified	14 February 2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:

A: Voting rights attached to shares
Class/type of shares	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction
If possible using the ISIN CODE	Number of Shares	Number of Voting Rights (viii)	Class/type of shares if possible using the ISIN code	Number of Shares (ix)	Number of Voting Rights		% of Voting Rights
				Direct	Direct (x)	Indirect(xi)	Direct	Indirect
Ordinary Shares	60,913,763	60,913,763				74,638,763		5.8%

B. Financial Instruments
Resulting situation after the triggering transaction
Type of Financial Instrument	Expiration Date	Exercise/Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B) Number of Voting Rights	% of Voting Rights
74,638,763	5.8%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (74,638,763 ordinary shares) and ValueAct Capital Master Fund III, L.P. (8,912,449 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P.. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease/acquire to hold:
12. Date on which proxy holder will cease/acquire to hold voting rights:
13. Additional information:
14. Contact Name	Briana J. Curran
15. Contact telephone number:	+001 415-362-3700
Annex to Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):	ValueAct Capital Master Fund, L.P.
Contact address (registered office for legal entities):	435 Pacific Avenue, 4th Floor San Francisco, CA 94133 USA
Phone number:	+001 415-362-3700
Other useful information (at least legal representative for legal persons):	Allison Bennington, General Counsel +001 415-362-3700
B: Identity of the notifier, if applicable (xvii)
Full name:	Jeffrey W. Ubben
Contact address:	435 Pacific Avenue, 4th Floor San Francisco, CA 94133, USA
Phone number:	+001 415-362-3700

20 February 2007.	Block Listing of Shares
Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 410,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth Maclean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

21 February 2007.	Notification of major interests in shares
TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	Reuters Group Plc
2. Reason for the notification
An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights – see Section C	☐
3. Full name of person(s) subject to the notification obligation	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.)
5. Date of the transaction and date on which the threshold is crossed or reached
6. Date on which issuer notified	19 February 2007
7. Threshold(s) that is/are crossed or reached:	Above 3% (L&G)
8. Notified details:

A: Voting rights attached to shares
Class/type of	Situation previous to the
shares	Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)

	Number of	Number of	Number of	Number of Voting		% of Voting
If possible using	Shares	Voting Rights	Shares	Rights (ix)		Rights
the ISIN CODE		(viii)	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GBP Ord 0.25	44,796,069	3.31%	44,901,479	44,901,479		3.51%
(Under S-198
13/03/06)

B. Financial Instruments
Resulting situation after the triggering transaction (xii)
Type of			Number of Voting Rights that may be	% of
Financial	Expiration	Exercise/Conversion	acquired if the instrument is	Voting
Instrument	Date	Period/Date	exercised/converted	Rights

Total (A+B)	% of Voting Rights
Number of Voting Rights	% of Voting Rights
44,901,479	3.51%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management
(Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management
Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (44,901,479 – 3.51% = LGAS, LGPL & PMC)

Legal & General Investment Management	Legal & General Insurance Holdings

(Holdings) Limited (Direct) (LGIMHD)	Limited (Direct) (LGIH)
Legal & General Assurance (Pensions	Legal & General Assurance Society
Management) Limited (PMC)	Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease/acquire to hold:
12. Date on which proxy holder will cease/acquire to hold voting rights:

13. Additional information:	Notification using the total voting rights figure of 1,278,212,347 First notification under DTR Sourcebook
14. Contact Name	Helen Lewis
15. Contact telephone number:	020 7528 6742
22 February 2007. Block Listing of Shares
Application has been made to The UK Listing Authority and the London Stock Exchange on 21 February for a block listing of 410,000 Ordinary shares of 25p each under the Restricted Share Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.
Contact:
Elizabeth Maclean
Assistant Company Secretary
elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

28 February 2007
Reuters Group PLC (the “Company”) – Voting Rights and Capital
Update as required for February 2007
In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 28 February 2007, the Company’s capital consists of 1,415,415,255 ordinary shares with voting rights. The Company holds 138,360,000 ordinary shares in Treasury.
Therefore, the total number of voting rights in the Company is 1,277,055,255.
The above figure (1,277,055,255) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

Share Repurchase Announcements made during February 2007
Transaction in Own Shares
RNS Number:5977Q
Reuters Group PLC
01 February 2007
Reuters Group plc announces that on 1 February 2007 it purchased for cancellation 300,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 437.45 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,280,836,003.

Transaction in Own Shares
RNS Number:7464Q
Reuters Group PLC
05 February 2007
Reuters Group plc announces that on 5 February 2007 it purchased for cancellation 300,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 438.74 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,280,857,044.

Transaction in Own Shares
RNS Number:8312Q
Reuters Group PLC
06 February 2007
Reuters Group plc announces that on 6 February 2007 it purchased for cancellation 300,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 439.62 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,279,219,185.

Transaction in Own Shares
RNS Number:9852Q
Reuters Group PLC
08 February 2007
Reuters Group plc announces that on 8 February 2007 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 442.90 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,279,195,186.

Transaction in Own Shares
RNS Number:0572R
Reuters Group PLC
09 February 2007
Reuters Group plc announces that on 9 February 2007 it purchased for cancellation 400,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 441.38 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,279,296,170.

Transaction in Own Shares
RNS Number:1353R
Reuters Group PLC
12 February 2007
Reuters Group plc announces that on 12 February 2007 it purchased for cancellation 1,500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 428 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,278,212,347.

Transaction in Own Shares
RNS Number:5785R
Reuters Group PLC
20 February 2007
Reuters Group plc announces that on 20 February 2007 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 427.856 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,278,009,777.

Transaction in Own Shares
RNS Number:6564R
Reuters Group PLC
21 February 2007
Reuters Group plc announces that on 21 February 2007 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 427.8 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,276,510,948.

Transaction in Own Shares
RNS Number:7361R
Reuters Group PLC
22 February 2007

Reuters Group plc announces that on 22 February 2007 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 430.2778 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,276,510,948.

Transaction in Own Shares
RNS Number:8945R
Reuters Group PLC
26 February 2007
Reuters Group plc announces that on 26 February 2007 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 425.99 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,276,523,285.

Transaction in Own Shares
RNS Number:9794R
Reuters Group PLC
27 February 2007
Reuters Group plc announces that on 27 February 2007 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 430.7229 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,276,534,632.

Transaction in Own Shares
RNS Number:0835S
Reuters Group PLC
28 February 2007
Reuters Group plc announces that on 28 February 2007 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 431.5683 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,276,555,255.